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CYNTHIA BEYEA PARTNER CYNTHIA.BEYEA@DECHERT.COM +1 202 261 3447 DIRECT +1 202 261 3333 FAX

September 12, 2025

Anu Dubey

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	PennantPark Enhanced Income Fund; File No.: 333-288919

Dear Ms. Dubey:

On behalf of the Fund, we are writing in response to comments (the “Comments”) provided via electronic communication by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 24, 2025 to representatives of Dechert LLP, related to the Fund’s initial registration statement on Form N-2, filed with the Commission on July 24, 2025 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

Set forth below are the Staff’s Comments along with the Fund’s responses thereto. Changes to disclosure in response to the Staff’s Comments will be included in the forthcoming Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). Terms not defined herein have the meaning set forth in the Amendment.

PROSPECTUS

Cover Page

1.

Comment: The third to last sentence of the paragraph headed “Investment Strategy” identifies private investment funds as a type of investment the Fund may make. With respect to secondary purchases of private investment funds, please disclose in an appropriate location in the prospectus that: (1) such secondary investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV; (2) the impact of these unrealized gains on the Fund’s NAV and investment performance; (3) any attendant risks to the markup to NAV; and (4) any resulting tax impact to shareholders.

Response: The Fund confirms that it has added disclosure in the Amendment in response to the Staff’s comment.

2.

Comment: The last sentence of the paragraph headed “Investment Strategy” identifies “other collective investment vehicles” as a type of other security and instrument in which the Fund may invest. Please clarify to what types of vehicles this term refers.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

3.

Comment: The eighth sentence of the paragraph headed “Interval Fund” states that the Repurchase Pricing Date will be no later than 14 calendar days after the Repurchase Request Deadline. Inasmuch as the previous sentence states that the Repurchase Pricing Date occurs on the same date as the Repurchase Request Deadline, please revise the eighth sentence to clarify that such sentence describes a requirement of Rule 23c-3 under the Investment Company Act of 1940 (“1940 Act”). See Rule 23c-3(a)(5) under the 1940 Act.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

4.

Comment: The tenth sentence of the paragraph headed “Interval Fund” states that a [ ]% early repurchase fee will be charged with respect to certain repurchases of a shareholder’s shares. Please confirm to us that the early repurchase fee will not exceed 2%. See Rule 23c-3(b)(1) under the 1940 Act.

Response: The Fund notes that it has decided to not assess an early repurchase fee. Accordingly, no changes have been made to disclosure other than to remove references to an early repurchase fee.

5.

Comment: The second sentence of footnote (2) to the pricing table states that the sales load may be reduced or waived at the Fund’s sole discretion. Please revise this sentence to replace “at the Fund’s sole discretion” with “as disclosed in the prospectus”. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto and Rule 22d-1 under the 1940 Act. (These provisions become applicable to the Fund as a condition of any multi-class exemptive relief.) See also IM Guidance Update No. 2016-06 (“IMGU 2016-06”) at IM Guidance Update: Mutual Fund Fee Structures.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Prospectus Summary — Investment Objectives and Policies (pages 1 – 3)

6.

Comment: Please tell us whether the Fund will be investing through wholly owned subsidiaries or primarily controlled subsidiaries, or both. We may have additional comments upon reviewing your response.

Response: The Fund currently expects to establish one or more wholly owned subsidiary vehicles for investment purposes and/or to hold certain investments indirectly in order to facilitate the Fund’s compliance with tax compliance tests pursuant to the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies. Related disclosure under the sub-section titled “Principal Investment Objective, Policies and Strategies—Subsidiaries” has been added to the Amendment.

7.

Comment: The first sentence of second paragraph of this section states that the Fund invests primarily in the junior debt tranches of CLOs that own a pool of loans made to companies whose debt is rated below investment grade or unrated. The next two sentences also disclose that the Fund places a particular emphasis on CLO debt tranches initially rated BB and that, to a lesser extent, the Fund may invest in other CLO debt securities, CLO equity or other debt securities. Please disclose the credit quality of CLO tranches rated BB (e.g., below investment grade). Please also disclose the credit quality of other CLO debt securities, CLO equity or other debt securities that the Fund will invest in to a lesser extent. If the added disclosure references below investment grade securities, please also include a reference to “junk”.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

8.

Comment: On page 2, the second sentence states that the Fund may invest in, among other things, “other debt securities”. Also on page 2, the last sentence states that the Fund may invest in “other related securities and instruments”. Please identify any other debt securities and other related securities and instruments that are part of the Fund’s principal strategy and disclose the corresponding risks of such investments in the Risk Factors section.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the first part of the Staff’s comment. With respect to the second part of the Staff’s comment, the Fund confirms that it has included relevant risk information for all of its principal investment strategies.

9.	Comment: On page 2, the first sentence of the second full paragraph refers to “CLO vintages”. Please disclose what this term means.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

10.

Comment: On page 2, the second sentence of the third full paragraph states that “we have no restrictions on the industry or borrower exposure of the underlying assets”. Please revise this sentence to clarify that the Fund cannot invest more than 25% of its assets in any industry, per disclosure on page 2 of the SAI.

Response: The Fund confirms that it has made changes to clarify the aforementioned disclosure in the Amendment in response to the Staff’s comment.

11.	Comment: On page 3, the carryover sentence from page 2 references “revolver CLOs”. Please disclose what this term means.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

12.

Comment: On page 3, the first sentence of the second full paragraph states that the Fund may borrow funds. If the Fund currently intends to borrow funds (i.e., within one year of the effective date of this registration statement), please add a line item to the fee table for “Interest Payments on Borrowed Funds” that sets forth an estimate of such expenses. See Item 3.1. of Form N-2.

Response: The Fund notes that it does not currently intend to borrow funds within one year of the effective date of its Registration Statement; accordingly no changes have been made to disclosure in this regard.

Prospectus Summary — Cashflow Transactions (pages 4 – 5)

13.

Comment: The first sentence of this section refers to “CLO equity securities.” If this term means the equity tranche of a CLO, please use the term “equity tranche” to clarify that such securities are not equity securities.

Response: The Fund confirms that it has revised references from “CLO equity securities” to “CLO equity tranches” in response to the Staff’s comment.

Prospectus Summary — Investment Opportunity (page 5)

14.	Comment: The second sentence of the second bullet point of this section sets forth certain data regarding the CLO market. Please disclose the source of this data.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Prospectus Summary — Use of Proceeds (page 7)

15.

Comment: The first sentence of this section states that offering proceeds will be invested in accordance with the Fund’s investment objective and policies “as soon as practicable after receipt.” Please revise this language to disclose with greater specificity how long it is expected to take to invest the offering proceeds. See Item 7.2. of Form N-2.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Prospectus Summary — Distribution Policy (page 9)

16.

Comment: The last sentence of the third paragraph of this section states that, as a result, the distributions on Class C shares may be lower than the distributions on Class I shares. Inasmuch as a shareholder servicing fee is charged on Class A shares, please also reference Class A shares in this sentence.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Prospectus Summary — Summary of Risks (pages 11 – 15)

17.

Comment: Please insert “Principal” before “Risks” in the heading “Summary of Risks” and move any non-principal risks to a section outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear and concise description of the “key features” of the offering and the Registrant).

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

18.

Comment: On page 11, the last bullet point states that the Fund’s distributions may exceed the Fund’s earnings. On page 12, this same bullet point states that, “[t]herefore, portions of the distributions that we make may be a return of the money you originally invested and represent a return of capital to you”. Please disclose the effect of a return of capital distribution (e.g., would lower tax basis of Fund’s shares held by a shareholder so that the shareholder could pay higher taxes upon a sale of such shares).

Response: The Fund respectfully notes that disclosure under the corresponding risk factor disclosure under the section of the Prospectus titled “Risk Factors” discloses the following (emphasis added):

The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you.

[…]

Such a return of capital is not immediately taxable, but reduces your adjusted tax basis in our shares, which may result in increased gain or reduced loss upon the sale of your shares. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.

[…]

The Fund respectfully believes that existing disclosure in the summary prospectus summarizing risk factors applicable to the Fund is appropriate in light of corresponding, full disclosure regarding the impact of distributions representing a return of capital. Accordingly, the Fund respectfully declines to make the requested change.

19.	Comment: On page 14, the sixth bullet point describes the risks of special situation investments. Please disclose what this term means.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

20.

Comment: On page 14, the third to last bullet point states that preferred stock has the same risks to our common shareholders as borrowings. If the Fund currently intends to issue preferred shares (i.e., within one year of the effective date of this registration statement), please disclose an estimate of the costs of such issuance in the fee table.

Response: The Fund confirms that it does not currently expect to issue preferred shares within one year of the effective date of the Registration Statement.

Fees and Fund Expenses (pages 16 – 17)

21.	Comment: Inasmuch as footnote (4) states that no incentive fee is assumed for this table, under each class of shares in the “Incentive Fee” line item, please replace the brackets with zeroes.

Response: The Fund notes that under each such column related to each share class, with respect to a potential incentive fee payable under the Investment Advisory Agreement, the Fund currently denotes such omitted amounts by em dash (—) and respectfully believes that it would be potentially misleading to denote such omitted amounts by using a “zero”, as that could suggest that there is no incentive fee. Accordingly, the Fund respectfully declines to make the requested changes.

22.

Comment: The third sentence of footnote (1) states that “[t]he Distributor may, in its discretion, waive all or a portion of the sales load for certain investors”. Please delete this sentence or, alternatively, delete “in its discretion” and disclose that any such waiver or reductions are described in the prospectus.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

23.

Comment: If the Management Fee Waiver described in footnote (3) will be reflected in the fee table line item that sets forth fee waivers, please confirm to us that the date to be inserted in the second sentence of this footnote will be at least one year from effective date of registration statement. Please also file any agreement regarding the Management Fee Waiver as an exhibit to the registration statement.

Response: The Fund so confirms and undertakes to file any agreement regarding the Management Fee Waiver.

24.

Comment: The first sentence of footnote (6) states that Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies including private funds that rely on Section 3(c)(1) or 3(c)(7). Please disclose whether or not the expenses of CLOs are included in the Acquired Fund Fees and Expenses line item.

Response: The Fund confirms that the expenses of CLOs are not included in the Fund’s Acquired Fund Fees and Expenses line item consistent with the “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses,” dated May 23, 2007, which states that funds do not need to include “expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles” under the Acquired Fund Fees and Expenses item in the fee table.

25.	Comment: In footnote (7), please replace “year ending [ ], 2026” with “current fiscal year ended [ ], 2026.” See Instruction 6 to Item 3.1. of Form N-2.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

26.

Comment: Please confirm to us that the date to be inserted in the first sentence of footnote (8) will be at least one year from the effective date of this registration statement and that the Expense Limitation Agreement that is filed as an exhibit will reflect this same date.

Response: The Fund so confirms and undertakes to file the Expense Limitation Agreement as an exhibit.

27.	Comment: In footnote (8), please disclose what Specified Expenses are.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

28.

Comment: On page 17, the second to last sentence states that if shareholders request repurchase proceeds to be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee charged by the Transfer Agent. If the Fund intends to charge an early repurchase fee of 2%, please remove this sentence regarding the wire transfer fee and confirm to us that such fee will not be charged. See Rule 23c-3(b)(1) under the 1940 Act.

Response: The Fund notes that it has decided to not assess an early repurchase fee. Accordingly, no changes have been made to disclosure other than to remove references to an early repurchase fee.

Investment Objective, Policies and Strategies (pages 19 – 29)

29.

Comment: Please insert “Principal” before “Strategies” in the heading of this section and move disclosure of any non-principal strategies to a separate section with a separate heading. See Item 8.2.b.(1) of Form N-2; Item 8.4 of Form N-2 and Instruction 1 thereto.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

30.	Comment: On page 23, the first sentence states that some CLOs have interest diversion tests. Please disclose what the term “interest diversion tests” means.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Risk Factors — Risks Related to an Investment in Our Shares of Beneficial Interest — Shareholder participation in the Fund’s Repurchase Program may result in adverse consequences for shareholders who remain invested in the Fund. (pages 38 – 39)

31.

Comment: The third sentence of this risk factor states that a reduction in the size of the Fund through repurchases may have certain effects. If reduction in the size of the Fund would also increase the expense ratio for shareholders who remain invested in the Fund, please also disclose that here. See Guide 2 to Form N-2.

Response: The Fund confirms that it has added disclosure in the Amendment in response to the Staff’s comment.

Risk Factors — Risks Related to Our Investments — We may invest in private investment funds, including but not limited to private debt funds and private real estate funds, managed by unaffiliated institutional asset managers, and our performance depends in part upon the performance of the private investment fund managers and selected strategies. (pages 46 – 48)

32.

Comment: This risk factor describes the risks of private investment funds. Please review the disclosure describing the investment strategies and risk factors regarding private fund investments and confirm to us that all principal risks associated with investing in private investment funds have been adequately disclosed, including the following risks: (1) private funds have flexibilities not available to registered funds with respect to leverage and affiliated transactions; (2) private funds have complex fee structures including performance-based compensation beyond what is permitted to registered funds and those fees may be charged even when the private fund, or the Fund, loses money; (3) the Fund may have difficulty monitoring the operations and performance of the private funds because of, for example, limited access to information about private fund investments and valuation; (4) conflicts of interest may exist with respect to private fund investments; (5) risks related to the jurisdiction of private funds; (6) any duration limits such as the possibility of limits or suspensions of redemptions and the possibility of “payment in kind” distributions in response to a redemption request, and how these terms may impact fees, performance and liquidity of the Fund; and (7) tax considerations when investing in private funds that produce non-qualifying income and how that may impact the Fund’s RIC status.

Response: The Fund believes that existing disclosure regarding the risks associated with the Fund’s investments in private investment funds is adequate in view of the Fund’s expected investments in such issuers. Notwithstanding, the Fund has added to or revised existing disclosure to more closely align with the enumerated items in the Staff’s comment.

33.

Comment: Please disclose all material risks, costs and investment process-related due diligence practices conducted by the Adviser when evaluating private fund investment opportunities (including investment, operational, legal and tax considerations).

Response: The Fund believes that existing disclosure regarding the risks associated with the Fund’s investments in private investment funds is adequate in view of the Fund’s expected investments in such issuers. Notwithstanding, the Fund has added to or revised existing disclosure to more closely align with the enumerated items in the Staff’s comment 32. The Fund respectfully declines to enhance disclosure further in response to this comment to avoid misleading investors by including enhanced disclosures under principal risk factor and other disclosure sections to suggest that investments in private investment funds will form a significant portion of the Fund’s investments.

Management of the Fund — Portfolio Management (pages 57 – 58)

34.

Comment: The second and third paragraphs of this section describe the experience of Mr. Penn and Mr. Clerkin. If accurate, disclose that these two individuals are the Fund’s portfolio managers. See Item 9.1.c. of Form N-2.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Repurchases of Shares (pages 62 – 64)

35.

Comment: Please disclose that the Fund must hold a percentage of assets equal to at least 100% of the repurchase offer amount in liquid assets. See Rule 23c-3(b)(10)(i) under the 1940 Act. Please also disclose the means by which share repurchases will be generally funded, and confirm to us that any corresponding risks of such means are disclosed in the Risk Factors section. See Guide 2 to Form N-2.

Response: The Fund confirms that it has added disclosure in the Amendment in response to the Staff’s comment. The Fund respectfully believes that any corresponding risks of such means are contemplated by existing disclosures in the Risk Factors section.

Plan of Distribution — Purchasing Shares (page 83 – 87)

36.

Comment: On page 85, the last sentence of the second to last paragraph states that the returned check and stop payment fees are $25. Please disclose these fees under Shareholder Transaction Fees in the fee table. See Instruction 5 to Item 3.1. of Form N-2.

Response: The Fund respectfully believes that Instruction 5 to Item 3.1 contemplates by the use of the phrase “other transaction fee” non-contingent transaction fees that are deducted from a shareholder’s investment. As returned check and stop payment fees are contingent on a particular shareholder’s deficient funding source, and are not transaction fees typically assessed to shareholders in the ordinary course of purchasing shares of the Fund, and because they would not ordinarily be deducted from the shareholder’s investment but rather as separate charges, the Fund respectfully declines to make the requested changes.

Plan of Distribution — Potential Sales Load Waiver – Class A Shares (pages 87 – 88)

37.

Comment: On page 88, the first full paragraph states that investors may be able to buy Class A shares without a sales load when they are, among other things, purchasing Class A shares through a Financial Intermediary that has a special arrangement with the Fund. Please identify the Financial Intermediaries that have special arrangements with the Fund. See Item 12(a)(2) of Form N-1A and IMGU 2016-06.

Response: The Fund notes that it does not currently contemplate having any special arrangements with Financial Intermediaries.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies — Fundamental Policies (pages 2 – 3)

38.

Comment: Fundamental policy (8) states that the Fund may not invest in any security if, as a result of such investment, 25% or more of the value of its total assets are in the securities of issuers in any particular industry or group of industries. Inasmuch as the Fund may invest in registered investment companies, BDCs and private investment funds, please disclose that the Fund will consider the holdings of other funds in which it invests for purposes of determining compliance with the Fund’s concentration policy.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

39.

Comment: On page 3, the first full paragraph sets forth the fundamental policy required by Rule 23c-3 under the 1940 Act. Please revise this policy to state the dates of the Repurchase Request Deadlines or the means of determining such deadlines. See Rule 23c-3(b)(2)(i)(C) under the 1940 Act.

Response: The Fund confirms that it has added disclosure in the Amendment in response to the Staff’s comment.

Investment Objectives and Policies — Non-Principal Investment Strategies (pages 3 – 8)

40.

Comment: Disclosure on pages 4 and 5 describes special situation investments. Given that the risks of special situation investments are identified in the Prospectus Summary (on page 14), please consider whether it is appropriate to disclose special situation investments as a non-principal strategy.

Response: The Fund has reconsidered whether it will make investments in special situations investments and has removed such disclosure.

Management of the Fund — Board Leadership Structure (pages 13 – 14)

41.

Comment: The second paragraph of this section states (in brackets) that the chairman of the Board is an interested person. If the chairman of the Board is an interested person, please disclose whether or not there is a lead independent trustee and what specific role such director plays in the leadership of the Fund. See Item 18.5.a. of Form N-2.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Proxy Voting Policies and Procedures (page 15)

42.

Comment: Please disclose the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, including the procedures the Fund uses when a vote presents a conflict of interest between the interests of the Fund’s shareholders and those of the Fund’s Adviser, principal underwriter or any affiliated person of the Fund, its Adviser or its principal underwriter. See Item 18.16. of Form N-2 and Instruction 1 thereto.

Response: The Fund confirms that it has added disclosure in the Amendment in response to the Staff’s comment.

PART C – OTHER INFORMATION (Public N-2)

Item 25. Financial Statements and Exhibits (page B-21 of Public N-2)

43.	Comment: Please delete “Form of” for Exhibits (d), (e), (g), (h)(1), (j), (k)(1), (k)(2) and (k)(3) and confirm to us that final agreements will be filed as exhibits to the registration statement.

Response: The Fund will delete “Form of” for the above-referenced exhibits and confirms that the final agreements will be filed as exhibits to the registration statement.

44.

Comment: Please revise and refile Exhibit (a)(2) to address the following: (i) insert “Except as to duties (including state law fiduciary duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws” at the start of the first sentence of section 7(a); and (ii) add “or willful misfeasance, or reckless disregard of the duties involved in the conduct of the Fiduciary Indemnified Persons” after “bad faith” in the last sentence of Section 7(a).

Response: The Fund respectfully notes that it will file an amended and restated declaration of trust that includes the above-referenced disclosure. Thus, the Fund will not refile Exhibit (a)(2) in response to the Staff’s comment.

Signatures

45.

Comment: We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one trustee. Please ensure that, once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of trustees as required by Section 6(a) of the Securities Act of 1933 (“Securities Act”).

Response: The Fund respectfully acknowledges the Staff’s comment and will ensure that, once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of the Fund’s trustees.

GENERAL COMMENTS

46.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund respectfully acknowledges the Staff’s comment.

47.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund does not intend to omit information from the form of prospectus.

48.

Comment: Other than the application for exemptive relief to issue multiple classes of Shares, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund notes that it currently is able to rely on co-investment exemptive relief granted to certain of its affiliates. The Fund expects to be an applicant for co-investment exemptive relief that would amend or replace such existing exemptive relief in the future.

49.

Comment: Responses to this letter should be in the form of a pre-effective amendment filed by the Fund pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund respectfully acknowledges the Staff’s comment.

* * *

If you have any questions, please feel free to contact me at (202) 261-3447.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea